SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(AMENDMENT NO. 3)
FINAL AMENDMENT
(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

THE DWYER GROUP, INC. (NAME OF THE ISSUER)

THE DWYER GROUP, INC.
TDG HOLDING COMPANY
TDG MERGER CO.
2000 RIVERSIDE CAPITAL APPRECIATION FUND, L.P.
RIVERSIDE CAPITAL ASSOCIATES 2000, LLC
DINA DWYER-OWENS
THERESA DWYER
DARREN DWYER
ROBERT TUNMIRE
THOMAS J. BUCKLEY
DEBORAH WRIGHT-HOOD
MICHAEL BIDWELL
DONALD J. DWYER, JR.
DAVID BETHEA
MICHAEL HAWKINS
JAMES JOHNSTON, JR.
DWYER INVESTMENTS, LTD.

(NAMES OF PERSONS FILING STATEMENT)

COMMON STOCK, PAR VALUE $0.10 PER SHARE (TITLE OF CLASS OF SECURITIES)

267455 10 3 (CUSIP NUMBER OF CLASS OF SECURITIES)

(NAMES, ADDRESSES, AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT):

DINA DWYER-OWENS PRESIDENT AND CEO THE DWYER GROUP, INC. 1010 NORTH UNIVERSITY PARKS DRIVE WACO, TEXAS 76707 (254) 745-2400	THOMAS J. BUCKLEY CHIEF FINANCIAL OFFICER THE DWYER GROUP, INC. 1010 NORTH UNIVERSITY PARKS DRIVE WACO, TEXAS 76707 (254) 745-2400

WITH COPIES TO:

DAVID MCCARTHY PAUL A. RAHE SCHIFF HARDIN & WAITE 6600 SEARS TOWER CHICAGO, ILLINOIS 60606 (312) 258-5500	SEAN M. MCAVOY JONES DAY 2882 SAND HILL ROAD, SUITE 240 MENLO PARK, CALIFORNIA 94025 (650) 739-3939	MICHAEL H. NEWMAN TELISA WEBB SCHELIN GARDERE WYNNE SEWELL LLP 1601 ELM STREET, SUITE 3000 DALLAS, TEXAS 75201 (214) 999-3000

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [  ] The filing of a registration statement under the Securities Act of 1933.

c. [  ] A tender offer.

d. [  ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$48,868,615.50	$3,953.47

*Estimated for the purposes of calculating the amount of the filing fee only. Proposed maximum aggregate value of transaction: $48,868,615.50 (calculated on the basis of (1) 6,546,574 outstanding shares of common stock that will receive the merger consideration multiplied by the transaction price of $6.75, plus (2) the product of (A) 1,176,170 shares of common stock which are subject to options or warrants to purchase shares with an exercise price of less than $6.75 per share and (B) the difference between $6.75 per share and the exercise price of such options or warrants).

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$$3,953.47

Form or Registration No.:	Schedule 14A

Filing Party:	The Dwyer Group, Inc.

Date Filed:	June 13, 2003

INTRODUCTION

     This Amendment No. 3 (the “Schedule 13E-3”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, first filed on June 13, 2003, is being filed with the Securities and Exchange Commission in connection with the merger (the “Merger”) of TDG Merger Co., a Delaware corporation and wholly owned subsidiary of TDG Holding Company, with and into The Dwyer Group, Inc., a Delaware corporation (“Dwyer”), pursuant to that certain Agreement and Plan of Merger, dated as of May 11, 2003, by and among Dwyer, TDG Merger Co. and TDG Holding Company (the “Merger Agreement”).

     As a result of the Merger, (i) Dwyer has become a wholly owned subsidiary of TDG Holding Company, (ii) each issued and outstanding share of Dwyer common stock (other than shares held by any holder who properly demands appraisal rights under Delaware law) has been converted into the right to receive $6.75 in cash, and (iii) TDG Merger Co. has ceased to exist.

     The purpose of this final amendment to the Schedule 13E-3 is (i) to report that on October 30, 2003 the transactions contemplated by the Merger Agreement were consummated and (ii) to file as exhibits to the Schedule 13E-3 the definitive financing agreements entered into by TDG Merger Co. (merged into Dwyer pursuant to the Merger) in connection with the Merger.

     The terms and conditions of the Merger Agreement are described in the Definitive Proxy Statement of Dwyer, dated October 2, 2003 (the “Proxy Statement”), which was filed with the Securities and Exchange Commission on October 1, 2003.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     Attached hereto as Exhibit (b)(3) and incorporated herein by reference is a copy of the Credit Agreement, dated October 30, 2003, among TDG Merger Co. (merged into Dwyer pursuant to the Merger), the financial institutions party thereto (the “Lenders”) and Madison Capital Funding LLC, as Agent for all Lenders.

     Attached hereto as Exhibit (b)(4) and incorporated herein by reference is a copy of the Securities Purchase Agreement, dated October 30, 2003, among TDG Merger Co. (merged into Dwyer pursuant to the Merger), TDG Holding Company and the purchasers named in Schedule I attached thereto.

ITEM 16. EXHIBITS

(a)	The Proxy Statement (incorporated herein by reference as filed by Dwyer)*

(b)(1)	Letter, dated April 23, 2003, from Massachusetts Mutual Life Insurance Company to The Riverside Company (incorporated herein by reference to Exhibit (b)(1) to Schedule 13E-3 dated June 13, 2003)*

(b)(2)	Letter, dated May 9, 2003, from Madison Capital Funding LLC to The Riverside Company (incorporated herein by reference to Exhibit (b)(2) to Schedule 13E-3 dated June 13, 2003)*

(b)(3)	Credit Agreement, dated October 30, 2003, among TDG Merger Co. (merged into Dwyer pursuant to the Merger), the financial institutions party thereto from time to time (the “Lenders”) and Madison Capital Funding LLC, as Agent for all Lenders

(b)(4)	Securities Purchase Agreement, dated October 30, 2003, among TDG Merger Co. (merged into Dwyer pursuant to the Merger), TDG Holding Company and the purchasers named in Schedule I attached thereto

1

(c)(1)	Fairness Opinion of William Blair & Company, dated May 10, 2003 (incorporated herein by reference to Exhibit C to the Proxy Statement)*

(c)(2)	Materials presented by William Blair to the Dwyer special committee and board of directors on May 10, 2003 (incorporated herein by reference to Exhibit (c)(2) to Amendment No. 1 to Schedule 13E-3 dated August 1, 2003)*

(d)(1)	Agreement and Plan of Merger, dated as of May 11, 2003, among The Dwyer Group, Inc., TDG Holding Company and TDG Merger Co. (incorporated herein by reference to Exhibit A to the Proxy Statement)*

(d)(2)	Voting Agreement, dated as of May 11, 2003, by and among TDG Holding Company and the stockholders named therein (incorporated herein by reference to Exhibit 99.2 to Dwyer’s Current Report on Form 8-K dated May 11, 2003)*

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Exhibit B to the Proxy Statement)*

(g)	Not applicable

*	Previously filed

2

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2003

THE DWYER GROUP, INC.

By:	/s/ Dina Dwyer-Owens

Name: Title:	Dina Dwyer-Owens President and Chief Executive Officer

TDG HOLDING COMPANY

By:	/s/ Loren Schlachet

Name: Title:	Loren Schlachet Vice President

TDG MERGER CO.

By:	/s/ Loren Schlachet

Name: Title:	Loren Schlachet Vice President

2000 RIVERSIDE CAPITAL APPRECIATION FUND, L.P.

By:	Riverside Capital Associates 2000, LLC,
its General Partner

By:	/s/ Stewart Kohl

Name:	Stewart Kohl

Title:	Co-Chief Executive Officer

RIVERSIDE CAPITAL ASSOCIATES 2000, LLC

By:	/s/ Stewart Kohl

Name:	Stewart Kohl

Title:	Co-Chief Executive Officer

/s/ Dina Dwyer-Owens Dina Dwyer-Owens, individually

Signature Page

/s/ Theresa Dwyer Theresa Dwyer, individually

/s/ Darren Dwyer Darren Dwyer, individually

/s/ Robert Tunmire Robert Tunmire, individually

/s/ Thomas J. Buckley Thomas J. Buckley, individually

/s/ Deborah Wright-Hood Deborah Wright-Hood, individually

/s/ Michael Bidwell Michael Bidwell, individually

/s/ Donald J. Dwyer, Jr. Donald J. Dwyer, Jr., individually

/s/ David Bethea David Bethea, individually

/s/ Michael Hawkins Michael Hawkins, individually

/s/ James Johnston, Jr. James Johnston, Jr., individually

DWYER INVESTMENTS, LTD.

By:	/s/ Theresa Dwyer

Name: Title:	Theresa Dwyer Managing Partner

Signature Page

EXHIBIT LIST

(a)	The Proxy Statement (incorporated herein by reference as filed by Dwyer)*

(b)(1)	Letter, dated April 23, 2003, from Massachusetts Mutual Life Insurance Company to The Riverside Company (incorporated herein by reference to Exhibit (b)(1) to Schedule 13E-3 dated June 13, 2003)*

(b)(2)	Letter, dated May 9, 2003, from Madison Capital Funding LLC to The Riverside Company (incorporated herein by reference to Exhibit (b)(2) to Schedule 13E-3 dated June 13, 2003)*

(b)(3)	Credit Agreement, dated October 30, 2003, among TDG Merger Co. (merged into Dwyer pursuant to the Merger), the financial institutions party thereto from time to time (the “Lenders”) and Madison Capital Funding LLC, as Agent for all Lenders

(b)(4)	Securities Purchase Agreement, dated October 30, 2003, among TDG Merger Co. (merged into Dwyer pursuant to the Merger), TDG Holding Company and the purchasers named in Schedule I attached thereto

(c)(1)	Fairness Opinion of William Blair & Company, dated May 10, 2003 (incorporated herein by reference to Exhibit C to the Proxy Statement)*

(c)(2)	Materials presented by William Blair to the Dwyer special committee and board of directors on May 10, 2003 (incorporated herein by reference to Exhibit (c)(2) to Amendment No. 1 to Schedule 13E-3 dated August 1, 2003)*

(d)(1)	Agreement and Plan of Merger, dated as of May 11, 2003, among The Dwyer Group, Inc., TDG Holding Company and TDG Merger Co. (incorporated herein by reference to Exhibit A to the Proxy Statement)*

(d)(2)	Voting Agreement, dated as of May 11, 2003, by and among TDG Holding Company and the stockholders named therein (incorporated herein by reference to Exhibit 99.2 to Dwyer’s Current Report on Form 8-K dated May 11, 2003)*

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Exhibit B to the Proxy Statement)*

(g)	Not applicable

*	Previously filed

Exhibit List